

February 8, 2011

Mr. Paul J. Aiello
President and Chief Executive Officer
Infrax Systems, Inc.
6365 53rd Street N.,
Pinellas Park, Florida 33781

> **Re: Infrax Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-52488**

Dear Mr. Aiello:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

General

1.   We note that the Form S-8 filed on November 25, 2009 includes disclosure within Item 3 regarding the incorporation by reference of "all other reports filed by Opticon Systems, Inc. pursuant to Section 13(a) of the Exchange Act since the end of the Company's fiscal year ended June 30, 2009." Please tell us how you considered the consent requirements described in Item 601 of Regulation S-K with respect to this Form 10-K.

Item 8. Financial Statements and Supplementary Data

Statement of Stockholders' Equity, page 31

2.   We note your disclosure indicates that you converted 2.3 million preferred shares into 2.5 billion common shares. This implies a conversion ratio of approximately 1,124 common shares for each 1 preferred share. We further note that the Definitive Purchase Agreement of Assets of TriMax Wireless includes a conversion ratio of 300 common shares for each 1 preferred share. Please provide additional information regarding the conversion that was recorded on the Statement of Stockholders' Equity for the year ended June 30, 2010. Additionally, describe the terms of the remaining preferred shares including any redemption or conversion provisions.

Note 5 – Intangible Assets

TriMax Intellectual Property, page 39

3.   As noted above, it appears that you accounted for the TriMax transaction as an asset acquisition. Please tell us how you considered whether this transaction was a business combination under paragraphs 4 though 9 of ASC 805-10-55. Additionally, given that the TriMax shareholders were given 2.5 million preferred shares that are convertible into 750 million of your common shares in exchange for their assets and liabilities, please tell us how you considered whether this transaction was a reverse merger as described in paragraph 12 of ASC 805-10-55.

Exhibit 31.1

4.   We note that your certification is signed by Paul Aiello; however, the name of the certifying individual identified in the introduction is Saed Talari. Please amend your filing to revise your certification to reconcile this discrepancy.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Exhibits 31.A and 31.B

5.   We note that your certifications include several references to the company as a "small business issuer." Please revise these certifications in future filings to remove such references and to conform to the language of Item 601(b)(31) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief